FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: May 2007	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
	By:	/s/ Ronald B. Sirkis
		Name:	Ronald B. Sirkis
		Title:	Executive Vice-President, General Counsel and Taxation

Date: May 23, 2007	By:	/s/ Sharon Sandall
		Name:	Sharon Sandall
		Title:	Senior Assistant Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1 Press Release -	BMO Financial Group Reports Second Quarter Earnings. Net Income Increases 3.1% from a Year Ago.

Results include $680 million of Commodities Trading Losses for the year to date, as previously-announced ($171 million or $90 million after tax recorded in the second quarter)

P&C Canada reports strong net income growth of 24% from a year ago.